EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2012	2013	2014
Pre-tax loss from continuing operations	$(134,699)	$(80,191)	$(26,673)
Fixed charges:
Interest expense	39,653	44,042	47,115
Portion of rental expense representative of interest factor	7,149	7,664	7,550
Total fixed charges	46,802	51,706	54,665
Pre-tax income (loss) from continuing operations plus fixed charges	$(87,897)	$(28,485)	$27,992

Ratio of losses to fixed charges (1)	$—	$—	$—

(1) Pre-tax losses from continuing operations plus fixed charges were inadequate to cover total fixed charges.